LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

JOSEPHINE CARINO, ESQ.***

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US****

JESSICA HAGGARD, ESQ. *****

christopher t. hines ******

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.********

HARRIS TULCHIN, ESQ. *********

WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

*** licensed in CA

****licensed in CA, DC, MO and NY

*****licensed in Missouri

******licensed in CA and DC

*******licensed in NY and NJ

********licensed in NY and NJ

*********licensed in CA and HI (inactive in HI)

August 29, 2025

VIA ELECTRONIC EDGAR FILING

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HeartCore Enterprises, Inc. Registration Statement on Form S-1 Filed July 25, 2025 File No. 333-288937

Dear Sir or Madam:

We have electronically filed herewith on behalf of HeartCore Enterprises, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1. Amendment No. 1 is marked to show changes made from the previous filing made on July 25, 2025 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Sumitaka Yamamoto, Chief Executive Officer of the Company, dated August 8, 2025. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form S-1

Cover page

1.	Comment: Please disclose that the selling stockholder is an underwriter with respect to the resale of the shares issuable under the Equity Purchase Agreement. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: In response to the foregoing comment, the Company has revised the disclosure in Amendment No. 1 to state that the selling stockholder is an underwriter with respect to the resale of the shares issuable under the Equity Purchase Agreement.

Prospectus Summary

Equity Purchase Agreement, page 2

2.	Comment: Please disclose how the selling stockholder’s purchase price for the Advance Shares is calculated. In addition, disclose if there is a floor to the purchase price.

Response: In response to the foregoing comment, the Company has revised the disclosure in Amendment No. 1 to disclose how the selling stockholder’s purchase price for the Advance Shares is calculated and to disclose that there is a minimum pricing condition in the Equity Purchase Agreement that serves as a floor to the purchase price.

3.	Comment: Please disclose that you may not have access to the full $25 million amount available under the Equity Purchase Agreement. To provide context, disclose the amount of net proceeds you would receive under the Equity Purchase Agreement if you issued to the Selling Stockholder all 54,230,876 shares being registered based upon the most recent trading price of your shares, the discounted purchase price to be paid by the Selling Stockholder, and taking into account the cash fee you will pay to the placement agent that will be 8% of the amount of each advance notice. Also disclose the total number of shares you would have to issue to obtain the $25 million maximum amount under the Equity Purchase Agreement based upon your most recent share price, discounted purchase price and placement agent fee.

Response: In response to the foregoing comment, the Company has revised the disclosure in Amendment No. 1 to disclose (i) that the Company may not have access to the full $25 million amount available under the Equity Purchase Agreement, (ii) the amount of net proceeds the Company would receive under the Equity Purchase Agreement if the Company issued to the Selling Stockholder all 20,833,333 shares being registered based upon the most recent trading price of the Company’s shares, the discounted purchase price to be paid by the Selling Stockholder, and taking into account the cash fee the Company will pay to the placement agent that will be 8% of the amount of each advance notice and (iii) the total number of shares the Company would have to issue to obtain the $25 million maximum amount under the Equity Purchase Agreement based upon the Company’s most recent share price, discounted purchase price and placement agent fee.

Plan of Distribution, page 25

4.	Comment: We note that you have engaged Moody Capital Solutions, Inc. to act as a placement agent in connection with the Equity Purchase Agreement and Securities Purchase Agreement and will pay it cash fees and warrants, including a cash fee of 8% of the amount of each advance notice under the Equity Purchase Agreement and warrants to purchase shares equal to 8% of the fully diluted number of shares of common stock or common stock equivalents purchased or purchasable by any investors in connection with the Equity Purchase Agreement and Securities Purchase Agreement. Please file the placement agent agreement as an exhibit.

Response: In response to the foregoing comment, the Company has filed the placement agent agreement as Exhibit 10.61 to Amendment No. 1.

5.	Comment: You indicate that the Selling Stockholder has agreed not to engage in any short sales or hedging transactions during the term of the Equity Purchase Agreement. Also disclose whether the placement agent will engage in any short sales or hedging transactions.

Response: In response to the foregoing comment, the Company has revised the disclosure in Amendment No. 1 to disclose that unlike the Selling Stockholder, Moody Capital has not agreed to not engage in any short sales or hedging transactions during the term of the Equity Purchase Agreement. However, Moody Capital has advised the Company that it does not intend to engage in any short sales or hedging transactions.

If the Staff has any further comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kathleen Krebs/U.S. Securities and Exchange Commission
Larry Spirgel/U.S. Securities and Exchange Commission
Sumitaka Yamamoto/HeartCore Enterprises, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832